BINGHAM MCCUTCHEN LLP

600 ANTON BOULEVARD, 18TH FLOOR

COSTA MESA, CA 92626

Via EDGAR and Overnight Delivery

March 25, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mark Webb

Kate McHale

Re:                          PennyMac Financial Services, Inc.

Registration Statement on Form S-1

Filed February 7, 2013

File No. 333-186495

Ladies and Gentlemen:

On behalf of PennyMac Financial Services, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 7, 2013, relating to the Company’s Registration Statement on Form S-1 (File No. 333-186495) filed with the Commission on February 7, 2013 (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment”). We are providing to the Staff by overnight delivery, a courtesy package of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter. The Staff’s comments are presented in italics and are followed with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Amendment, as applicable.

General

1.                                    Except for pricing information, please do not leave any blanks in your next amendment.

The Company has eliminated a significant number of the blanks in the Amendment.  The Company respectfully advises the Staff that all remaining blanks will be eliminated in subsequent pre-effective amendments of the Registration Statement, provided that blanks relating to information that relates to, or is derived from, the number of shares to be registered under the Registration Statement and the offering price of those shares will only be eliminated in the subsequent pre-effective amendment that includes a price range for the offering.  For example, the respective numbers of shares of Class A

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common stock of the Company beneficially owned by the existing owners of Private National Mortgage Acceptance Company, LLC (“PNMAC”) following the recapitalization of PNMAC that will occur prior to the completion of the offering will be determined pursuant to the “waterfall” distribution provisions of the existing limited liability company agreement of PNMAC using an assumed liquidation value of PNMAC based on the price at which the shares of Class A common stock of the Company are sold in the offering.  As a result of the different numbers and classes of units currently held by directors, executive officers and other significant holders of PNMAC and the different distribution provisions applicable to each existing class of units, the new Class A units of PNMAC (the “New Holdings Units”) to be issued to each of them in connection with the recapitalization will vary, relative to one another, depending on the assumed liquidation value of PNMAC.  Accordingly, the “Principal Stockholders” table can only be initially completed using estimated share numbers based on the midpoint of an estimated price range for the offering, which will be set forth in a subsequent amendment.

2.                                    Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

The Company has revised the Registration Statement to include the Company’s updated audited financial statements and PNMAC’s audited financial statements as of the year ended December 31, 2012.

3.                                    Please revise to present financial information presented in a tabular format in chronological order. For example, on page 66 present the information as of September 30, 2012 in the first column.

The Company has revised the disclosure throughout the Registration Statement to present  financial data in a consistent chronological order consistent with the Staff’s suggested format.

4.                                    On page 54, you disclose that PennyMac Financial Services, Inc. will consolidate the financial results of Private National Mortgage Acceptance Company, LLC. Please provide us an accounting analysis that supports this assertion citing supporting accounting guidance.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s management considered the guidance in ASC 810, Consolidations, in making its determination that the Company will consolidate PNMAC.

The Company will hold less than 50% of the New Holdings Units in PNMAC, but will be the sole managing member of PNMAC with 100% of the management decision making rights in PNMAC, which gives the Company the power to direct the activities of PNMAC that most significantly impact its economic results.  The Company would also absorb a significant portion of the profit or loss of PNMAC although it owns less than 50% interest in the New Holdings Units.

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In contrast, the existing limited members of PNMAC will have no power to direct the activities of PNMAC, but will own more than 50% of the New Holding Units. Accordingly, the Company determined that:

The Company, as the sole managing member of PNMAC, will have control over the activities of PNMAC that most significantly impact its economic results. The Company considered ASC 810-20-25-5 which addresses the presumption of control by the managing member as follows:

“The assessment of whether the rights of the limited members shall overcome the presumption of control by the managing member is a matter of judgment that depends on facts and circumstances. The managing member does not control the limited liability company (LLC) if the limited members have either of the following:

a.                  The substantive ability to dissolve (liquidate) the LLC or otherwise remove the managing member without cause (as distinguished from with cause); OR

b.                  Substantive participating rights.”

The following facts were evaluated by the Company in consideration of whether or not the rights of the limited members should overcome the presumption that the Company controls PNMAC:

•        The limited members of PNMAC do not have the ability to dissolve or liquidate PNMAC.  The managing member has the right to dissolve or liquidate PNMAC.

•        The limited members of PNMAC do not have any ability to remove or replace the managing member.

•        The limited members do not have any substantive participating rights over decisions that significantly impact the economic results of PNMAC.  The limited members do not have the ability to establish operating and capital decisions of PNMAC, including budgets, in the ordinary course of business.

•        Lastly, the managing member has the power to direct the activities that most significantly impact the economic results of PNMAC.

Based on the above ASC 810-20-25 considerations, the limited members do not have dissolution or other substantive participating rights with respect to PNMAC.  Therefore, the presumption of control by the managing member has not been overcome, and the power to direct the activities that most significantly impact the economic results of PNMAC are held by the Company.  As a result, the Company should consolidate PNMAC for financial reporting purposes.

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The Company also considered whether PNMAC was a variable interest entity (“VIE”), but concluded that PNMAC was not a VIE.

According to paragraph ASC 810-10-15-14, PNMAC has sufficient equity investment at risk to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties including equityholders. PNMAC has continuously demonstrated that it can finance its activities without additional subordinated financial support since its inception in 2008.  The limited member interests in PNMAC are considered “at risk” equity investments after considering all of the exclusions in ASC 810-10-15-14(a)(1-4).

For an entity not to be a VIE, the holders of the equity investment at risk must have the power to direct the activities of the entity that most significantly impact the entity’s economic performance through voting or similar rights, embodied in the equity instruments they hold.

According to ASC 810-10-15-14(b)(1-3), as a group, the holders of the equity investments at risk (identified as the limited members) must have the power, through voting rights or similar rights, to direct the activities of the legal entity that most significantly impact the entity’s economic performance. A legal entity shall be subject to consolidation under the guidance in the VIEs subsections if, by design, any of the following conditions exist:

“…as a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)                                          The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).”

With respect to PNMAC, the group of holders of equity investments at risk (including the limited member interests held by the managing member after the offering), as a group, control PNMAC by virtue of the fact that the Company is both a significant limited member and the managing member of PNMAC.  Thus, the investors as a group do not lack the above characteristic of control.

“(2)                            The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.”

Losses incurred by PNMAC shall be allocated among the holders of interest in direct proportion to the percentage interests of all interests held by such persons. There is no guarantee of a return by the entity itself or by any other parties involved

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with the entity. In summary, all investor equity is subject to losses. Thus, they do not lack the above characteristic.

“(3)                            The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.”

Profits earned by PNMAC shall be allocated among the holders of interests as described in the distribution of cash flows and capital proceeds provisions of the limited liability company agreement of PNMAC. No return is capped for any interest owners, thus, they do not lack the above characteristic.

According to ASC 810-10-15-14(c), the equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

Although the voting rights of investors (limited members) are not proportional to their ownership interests, respectively, both conditions must be met for the entity to be a VIE. In fact, both conditions are not satisfied, and therefore, the investors as a group do not lack this characteristic.

The activities of PNMAC were compared with those of the limited members in the entity to determine if the activities of the entity are most closely associated with the activities of an investor that holds disproportionately few voting rights (the limited members other than the Company’s limited member interest).  The activities of PNMAC did not align with any of the limited members as the limited members are primarily institutional investors, and none of the limited members operate in the mortgage banking industry or utilize a substantial amount of PNMAC’s business service outputs or provide PNMAC with any substantial amount of inputs it requires to run its business operations.

Based on the above assessment, the Company has concluded that PNMAC is not a VIE. If PNMAC were deemed a VIE, the Company’s management has concluded that the Company would be the primary beneficiary of PNMAC, and thus would consolidate PNMAC as a result of the Company’s power to direct activities and significant economic interest over and derived from its interests in PNMAC.

Further, in accordance with the guidance relating to a noncontrolling interest in a subsidiary in ASC Section 810-10-45, the more than 50% ownership interests in PNMAC that will be held by the existing limited members of PNMAC will be a noncontrolling interest in the Company. This noncontrolling interest will be recognized as a part of the

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equity of the Company, but will be reported separately from the Company’s equity in PNMAC as a “noncontrolling interest” on the Company’s consolidated balance sheet.  The consolidated statements of operations of the Company will report the consolidated revenues, expenses, gains, losses, net income or loss, and will also report the net income attributable to the noncontrolling interest held in PNMAC.

Cover Page of Prospectus

5.                                    Please clarify on the cover page that you are not a government sponsored entity.

The Company has revised the prospectus in response to this comment.

Summary, page 1

6.                                    Please balance your Competitive Strength “Seasoned Management with Deep Industry Experience” with disclosure regarding your management’s previous roles at Countrywide.

The Company has made additional disclosure in the section titled “Risks Affecting Us” of the prospectus summary in response to this comment.  The Company has also expanded its risk factor on page 32 of the Registration Statement to further elaborate on the issue of reputation risk and its potential impact on the Company and its businesses.

Summary Historical Consolidated Financial and Other Data, page 14

7.                                    Please ensure that your pro forma footnotes as disclosed here and beginning on page 60 show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. This should include the specific components that are included in the adjustments.

The Company acknowledges the Staff’s comments and hereby advises the Staff that it is providing an initial presentation of the pro forma footnotes in the Amendment on pages 64, 65 and 66.  In addition, in a subsequent pre-effective amendment to the Registration Statement, the finalized pro forma information requested by this comment will be provided once the offering is priced and the calculations of the pro forma adjustments can be completed.

Risk Factors

8.                                    Some of your Risk Factors state that you cannot assure a certain outcome when the real risk is not your inability to give assurance, but the underlying facts. Please revise to eliminate this and similar language.

The Company has revised the disclosure in the applicable risk factors in the Registration              Statement in response to this comment.

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9.                                    We note that you have referenced your lack of “legacy portfolios” as an advantage. Please include a risk factor that addresses the lack of seasoned loans in your portfolios and the difficulty investors may have comparing your business to others that have weathered the economic difficulties in your industry over the last several years.

The Company has added the requested risk factor on page 33 of the Registration Statement to address the lack of seasoned loans in the Company’s portfolio in response to this comment.

10.                            We note your disclosure regarding the advantages of your seasoned management team, including your CEO who was previously President, CFO, and COO of Countrywide Financial Corporation and several other former senior managers of Countrywide. Please tell us what consideration you have given to including a risk factor that addresses the failures of Countrywide while under the management of these individuals, including but not limited to recent and ongoing litigation.

The Company acknowledges that its Chief Executive Officer, Mr. Kurland, and its President and Chief Operating Officer, Mr. Spector, held senior positions for significant periods of time at Countrywide, and respectfully advises the Staff that they assisted in growing Countrywide into a large, widely-known enterprise that historically was both successful and well respected by regulators, peers and consumers alike. Ultimately, though, both Mr. Kurland and Mr. Spector left Countrywide in 2006 as a result of strategic differences with that company’s prevailing management before Countrywide began to experience the problems that culminated in its merger with Bank of America in 2008.  In fact, Mr. Kurland was terminated from his position without cause, and Mr. Spector had left Countrywide shortly prior thereto.

Other of the Company’s senior managers remained employed by Countrywide past 2006, and some continued at Bank of America for a period of time after the July 1, 2008 merger.  However, these individuals were not responsible for or involved in formulating or broadly implementing the lending policies, strategies and practices of Countrywide that have been subjected to criticism. Rather, these individuals were either altogether uninvolved in such lending activities or otherwise performed their assigned functions at Countrywide in accordance with policies and strategies established by others.

Accordingly, while the Company included and has expanded a risk factor in response to the Staff’s comment relating to reputation risk as a result of the ongoing negative publicity focused on Countrywide and its lending practices, the Company does not believe that Countrywide’s failures or problems and the resulting litigation are attributable to the management style, skills, or judgment of Mr. Kurland or the Company’s other senior managers who were not employees of Countrywide at the time of such failures and problems.  The Company, therefore, did not feel it was necessary or appropriate to include an additional risk factor that suggests otherwise.

Moreover, the Company respectfully notes that although the Commission later charged three of Countrywide’s prevailing executives (none of whom are affiliated with the Company) in a civil suit with securities

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fraud and the former Countrywide CEO with insider trading, neither Mr. Kurland, nor any of the Company’s other managers or employees, were ever charged in those matters.

We leverage our operations…, page 25

11.                            Please disclose the financial covenants in your current repurchase agreements.

The Company has revised the disclosure in the applicable risk factor to include a cross reference to the disclosure of the financial covenants in the Company’s current repurchase agreements in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Negative Public opinion could damage our reputation, page 31

12.                            Please revise the heading of this risk factor to refer to Countrywide.

The Company has revised this risk factor in the Registration Statement in response to this     comment.

Unaudited Pro Forma Consolidated Financial Information, page 60

13.                            Please tell us in detail how you plan to calculate and present pro forma earnings per share for PennyMac Financial Services, Inc.

The Company will calculate pro forma basic earnings per share of Class A common stock of the Company, based on the net income of the Company attributable to holders of Class A common stock after adjusting net income by net income allocable to the non-controlling interest retained by the existing owners of PNMAC, divided by the weighted average number of shares of Class A common stock offered in the offering.

The shares of Class B common stock do not share in the Company’s earnings and are therefore not considered to be a participating security included in the weighted average shares outstanding denominator in the calculation of basic or diluted earnings per share.

The Company will also apply ASC 260-10-55-20, Earnings Per Share–Securities of Subsidiaries, in presenting the pro forma disclosure of net income per share available to the Company’s holders of Class A common stock. The diluted earnings per share calculation will assume the exchange of all of the New Holdings Units for Class A common stock on an as-if converted basis.

Applying the if-converted method to the New Holdings Units will result in the assumed exercise of the right to exchange the New Holdings Units for Class A common stock (the “Exchange Right”) at the corresponding date of the offering for pro forma purposes (January 1, 2012), since this will represent the date the New Holdings Units first became exchangeable for purposes of presenting pro forma diluted earnings per share (“EPS”) for the year ended December 31, 2012.  The assumed exercise of the Exchange Right would result in an assumed change in the Company’s proportionate ownership of PNMAC

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thereby hypothetically changing the allocation of the profit/loss of PNMAC between controlling and noncontrolling interests from the date of the assumed exercise of the Exchange Right and the end of the reporting period. Accordingly, the pro forma diluted EPS numerator will be adjusted to include 100% of the profit/loss of PNMAC generated between the date of the assumed exercise of the Exchange Right and the end of the pro form reporting period (December 31, 2012). In addition, the adjustment to the numerator will take into account the tax effects, if any, of the hypothetical change to the allocation of the non-controlling interest. These numerator adjustments are consistent with the guidance in ASC 260-10-45-40(b)(2)-(3).  The pro forma diluted EPS denominator will be adjusted accordingly to reflect the Class A common stock that would be issued upon the assumed exercise of the Exchange Right for all outstanding New Holding Units of PNMAC, on a weighted average basis, from the same assumed date of the offering.

The pro forma diluted EPS denominator will also be adjusted to assume the exchange of unvested New Holdings Units of PNMAC outstanding under the stock based compensation plan to the extent that this calculation is not antidilutive.  This calculation would be applied in two steps.  The first step would be to apply the treasury stock method at the PNMAC level to calculate the required New Holdings Units. The second step would be to apply the if-converted method to calculate the number of shares under the exchange agreement.

Loan Servicing, page 114

14.                            Please revise to present the information included on page 116 for any interim periods included in your filing.

In response to this comment, the Company respectfully advises the Staff that no interim periods are included in the Amendment and therefore no additional information for interim periods has been added to the Registration Statement at this time.

Executive and Director Compensation, page 141

15.                            Please provide a narrative description of any material factors necessary to an understanding of the information included in the summary compensation table. For example, we note that you have provided disclosure with regard to bonuses, but not with regard to how base salaries are determined. Refer to Item 402(o) of Regulation S-K.

The Company has revised the Registration Statement to provide the requested narrative description in response to this comment.

16.                            Please provide the compensation information for 2011, or advise why it is not required.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the compensation information for 2011 is not required pursuant to Instruction 1 to Item 402(n) of Regulation S-K and Section 102(c) of the Jumpstart Our Business

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Startups Act, which provide that information with respect to the fiscal year prior to the last completed fiscal year is not required for an emerging growth company that was not a reporting company pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 at any time during that year, unless that information was previously required to be provided in response to a Commission filing requirement.

Stockholder Agreements, page 151

17.                            Please include these agreements or forms of agreements if they have not been signed before you request effectiveness, as exhibits.

In response to the Staff’s comment, the Company has filed forms of each stockholder agreement as exhibits to the Amendment.

Description of Capital Stock, page 173

18.                            It is inappropriate to qualify the description “by applicable law.” Please revise.

The Company has revised the Registration Statement by making the requested deletion in   response to this comment.

Legal Matters, page 193

19.                            Please provide the specific offices that will be issuing the opinions referred to in this section.

The Company has revised the Registration Statement in response to this comment.

Consolidated Financial Statements - Private National Mortgage Acceptance Company, LLC Note 3 – Significant Accounting Policies

Mortgage Loans Held for Sale at Fair Value, page F-13

20.                            Please revise to disclose the reasons you have elected the fair value option for mortgage loans held for sale. Refer to ASC 825-10-50-28a.

The Company has revised Note 3–Significant Accounting Policies on page F-12 of the Amendment in response to this comment.  In addition, the Company has included additional disclosure in Note 9–Fair Value–Fair Value Accounting Elections on page F-32 of the Registration Statement to discuss the Company’s reasons for electing the fair value option for mortgage loans held for sale.

Mortgage Servicing Rights (“MSRs”), page F-15

21.                            We note your disclosure that the Company recognizes MSRs initially at their estimated fair value, either as proceeds from sales of mortgage loans where the Company assumes the obligation to service the loan in the sale transaction, or from the purchase of MSRs.

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Please revise your disclosure describing your initial accounting treatment for these MSRs to discuss how you considered the nature of the assets being serviced (i.e., MSRs backed by distressed mortgage loans versus all other MSRs) as a factor in determining the fair value of the servicing asset. Refer to ASC 860-50-30-7.

The Company has revised Note 3–Significant Accounting Policies on page F-12 of the Registration Statement in response to this comment.

22.                            We note your subsequent accounting for MSRs is based on two classes: MSRs backed by mortgage loans with initial interest rates of less than or equal to 4.5%, which are accounted for using the amortization method and MSRs backed by mortgage loans with initial interest rates of more than 4.5%, which are accounted for at fair value with changes in fair value reported in current period earnings. We further note your disclosure that you distinguish between these classes of MSRs due to their differing sensitivities to change in value as the result of the effect that changes in market interest rates have on mortgage prepayment speeds within the servicing portfolio. Please tell us in detail how you determined that identifying your classes of servicing assets in comparison to a fixed 4.5% interest rate was appropriate. Also, tell us if you believe your policy will be appropriate if interest rates increase in the future and how your policies may change. Additionally, tell us how you considered whether the interest rate on the loan was variable in determining your classes.

In response to this comment, the Company respectfully advises the Staff that the Company’s practice of utilizing a fixed 4.5% interest rate as the determinant for its accounting treatment of MSR assets has been in place since the third quarter of 2011, a year in which mortgage rates fluctuated both above and below 4.5%.  In setting the 4.5% boundary, the Company looked to the history of mortgage rates to determine the likelihood of an economic incentive to refinance a mortgage through various interest rate regimes.  In the entire 10-year period looking back from the end of November 2011, mortgage rates (as reported in Freddie Mac’s Primary Mortgage Market Survey (“PMMS”) had been below 4.5% only 7% of the time for 30-year fixed-rate mortgages, and only 22% of the time for 15-year fixed-rate mortgages.  On the basis of that history of mortgage rates, the Company determined that mortgages with interest rates at 4.5% or below would generally have substantially less opportunity to be refinanced through interest rate cycles, and thus should be classified separately from mortgages with interest rates greater than 4.5%.  The Company believes that its policy will be appropriate if interest rates increase, as the intention of the policy is to segregate MSRs with associated interest rates that are low by historical standards, and that standard was set contemplating a history of mortgage rates that included higher interest rate environments.

Although only a very small portion of the Company’s servicing asset portfolio is comprised of variable rate loans (less than 1%), the Company did consider the possibility of variable interest rate loans when determining its classes.  The Company categorizes MSRs related to variable rate loans using the same 4.5% boundary, applied to the initial interest rate of the variable rate loan.  Due to the fact that 5/1 ARMs are the most prevalent of the variable rate products that the Company offers, the Company looked to

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the history of 5/1 ARM rates to make the determination of the appropriateness of a 4.5% boundary for variable rate products.  For historical 5/1 ARM mortgage rates, the PMMS survey history is not available for periods prior to 2005, so the Company was not able to view those rates through the same 10 years of history.  Instead, the Company estimated 5/1 ARM rates for the missing periods by utilizing the average spread of the 5/1 ARM to the 15-year fixed-rate mortgage rate.  In using that methodology, the Company estimated that 5/1 ARM rates would also have been below 4.5% only 22% of the time through the 10 year period, and the Company therefore concluded that the same boundary is also appropriate for variable rate loans.

Note 8 – Fair Value

Fair Value Accounting Elections, page F-29

23.                            We note your disclosure that your classes of servicing assets require a different risk management approach. Please revise to discuss the instruments used to mitigate the income statement effect of changes in fair value of the servicing assets. Please refer to ASC 860-50-50-2b.

In response to this comment, the Company respectfully advises the Staff that prior to the fourth quarter of 2012 the Company did not utilize any instruments to mitigate the income statement effect of changes in fair value of the servicing assets, and thus did not mention the use of any such instruments in its original filing of the Registration Statement, which covered periods through September 30, 2012.  During the fourth quarter of 2012, the Company utilized a portion of its interest rate lock commitments as an instrument to mitigate the economic effect of changes in the fair value of the MSRs.  The economic hedge is achieved through the inverse relationship of price movements between interest rate lock commitments and MSRs.

Accordingly, the Company has revised Note 3—Significant Accounting Policies on page F-13 of the Registration Statement and Note 9–Fair Value on page F-32 of the Registration Statement to disclose this fact and include the periods through December 31, 2012 in response to this comment.

Mortgage Servicing Rights, page F-37

24.                            We note that your disclosure summarizing the key inputs used in the valuation of the Company’s MSRs at year end and the effect on the estimated fair value from adverse changes in those assumptions are presented for two categories: purchased MSRs backed by distressed mortgage loans and all other MSRs. Please revise your table to include the UPB at period end for each of these categories.

The Company has revised the applicable table on page F-41 of the Registration Statement to include UPB at period end for each of the categories in the table in response to this comment.

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Note 10 – Mortgage Servicing Rights, page F-41

25.                            Please consider the need to revise your MSR roll-forwards to disaggregate the line item “due to changes in valuation inputs or assumptions used in valuation model” to provide the information by each of the key assumptions from your sensitivity disclosures, particularly when the drivers may be offsetting in value.

The Company has expanded the disclosure in Note 11–Mortgage Servicing Rights on page F-44 of the Registration Statement to provide greater qualitative clarity regarding the impact of the various inputs or assumptions to the servicing model, as well as any offsetting impacts in response to this comment.

In addition, in response to this comment, the Company respectfully advises the Staff that although the Company agrees that it may be helpful to users to see the changes in valuation disaggregated into the items that comprise the Company’s sensitivity disclosures, for practical purposes it is difficult to completely isolate and quantify the impact of each variable.  Each of the factors, in addition to other less significant determinants of value, may be impacted by various economic inputs that change over time in the model.  For example, increases in interest rates would generally have the impact in the Company’s model of causing prepayment speeds to decrease, but would also have the additional economic impact of increasing earnings on float income and increasing the discount rates used to value the projected cash flows, each of which could have varying and potentially offsetting impacts on the total fair value of the servicing asset which are difficult to completely disaggregate and specifically attribute.

Additionally, the different variables from the Company’s key assumptions may have interacting effects themselves. For example, due to the fact that changing prepayment speeds may impact the expected percentage delinquency of a servicing portfolio, increasing prepayment speeds may also change the expected cost per loan to service the portfolio.  Due to these interactions and linkages within the Company’s models, for practical purposes it is very difficult to accurately and specifically attribute changes in value to each of the key assumptions from the Company’s sensitivity disclosures, which is why the Company believes that an exact quantitative attribution should not be included.

26.                            Please revise to disclose the amount of contractually specified servicing fees, late fees, and ancillary fees earned for each period for which results of operations are presented, including a description of where each amount is reported in the statement of income or tell us where this information is disclosed. Refer to ASC 860-50-50-2c.

The Company has revised the disclosure in Note 11–Mortgage Servicing Rights on page F-44 of the Registration Statement in response to this comment.

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Interim Financial Statements

Note 7 – Fair Value Mortgage Servicing Rights, page F-81

27.                            Considering that MSR’s accounted for at amortized costs appear to have less prepayment risk and lower costs due to lower delinquencies on the underlying loans relative to MSR’s accounted for at fair value, please explain to us the underlying causes for the following:

a.                                    Why the weighted average pricing spread for MSR’s accounted for at fair value is lower than the pricing spread for MSR’s accounted for at amortized cost at September 30, 2012.

For the nine months ended September 30, 2012, the weighted average pricing spread at time of initial recognition is lower for the MSRs accounted for at fair value than for the MSRs accounted for at amortized cost due to differences in the composition of the loan portfolios underlying the MSRs initially recognized.  During 2012, the vast majority of MSRs initially recognized were the result of securitizations of newly originated government loans.  A small amount of MSRs initially recognized during the 2012 period are accounted for at fair value, and primarily consisted of conventional conforming (Fannie Mae and Freddie Mac) MSRs.  Although MSRs for residential mortgage loans insured or guaranteed primarily by the Federal Housing Administration or the Veterans Administration (“government MSRs”) typically have less prepayment risk than conventional conforming MSRs, the pricing spread for government MSRs is typically higher due to their lower liquidity, higher delinquencies and higher cost to service.  The greater proportion of higher-spread government MSRs accounted for at amortized cost caused the overall pricing spread for that category to be higher than that of the category of MSRs accounted for at fair value, which contained a greater proportion of lower-spread conventional conforming MSRs.

b.                                    Why the weighted average cost of servicing for MSR’s accounted for at fair value is lower than the weighted average cost of servicing for MSR’s accounted for at amortized cost at September 30, 2012.

As described above, the category of MSRs initially recognized during the nine months ended September 30, 2012 and accounted for at amortized cost contained a greater proportion of government MSRs, while the category of MSRs initially recognized during the nine months ended September 30, 2012 and accounted for at fair value contained a greater proportion of conventional conforming MSRs.  The loans which underlie government MSRs typically have less robust credit characteristics than conventional conforming loans.  These differences in credit characteristics lead to greater expected delinquencies and thus higher expected costs to service the loans.  The greater proportion of higher-cost government MSRs acquired and included in the amortized cost category caused the overall cost of servicing for that category to be higher than that of the fair value category, which contained a greater proportion of lower-cost conventional conforming MSRs.

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Additionally, please explain to us the underlying causes for the following:

c.                                     Why the weighted average pricing spread for MSR’s accounted for at fair value decreased from 11.9% at September 30, 2011 to 8.4% at September 30, 2012.

The Company has retained MSRs upon sale or securitization of loans originated through its loan production activities as well as purchases of MSRs directly from other market participants. In 2011, the Company purchased a number of MSR portfolios [from other market participants], for which fair value accounting was elected.  The loans underlying these purchased MSRs were originated on average in 2007; at the time of their acquisition in 2011, these underlying loans had less robust credit characteristics (such as higher loan-to-value ratios or loans originated under less stringent underwriting standards) than newly originated conventional conforming loans.  Additionally, many of the underlying loans had interest rates that were higher than were available in the market at the time of the acquisitions, which would generally result in higher prepayment speeds.  The less desirable characteristics of the MSRs purchased during the nine months ended September 30, 2011 in comparison to newly originated conventional conforming MSRs initially recognized in the nine months ended September 30, 2012 contributed to a relatively higher pricing spread for the 2011 purchased MSR acquisitions.  During the nine months ended September 30, 2012, the Company purchased no such MSRs, so the composition of the MSRs accounted for at fair value was primarily newly originated conventional conforming servicing, to which a relatively lower pricing spread assumption was applied.

d.                                    Why the weighted average cost of servicing for MSR’s accounted for at amortized cost increased from September 30, 2011 to September 30, 2012 while the same metric decreased for MSR’s accounted for at fair value.

The average cost of servicing assumption at time of recognition for MSRs accounted for at amortized cost increased from September 30, 2011 to the nine months ended September 30, 2012 due to differences in the composition of MSRs acquired during the two periods. The MSRs initially recognized during the 2011 period consisted of a relatively balanced mix of lower cost conventional conforming MSRs and higher cost government MSRs. During the same period in 2012, the composition of MSRs initially recognized was skewed toward higher-cost-to-service government MSRs, which resulted in an increase to the weighted average cost to service assumption at time of recognition.

For the MSRs accounted for at fair value, the weighted average cost to service assumption at time of recognition declined during the same reporting period because of a change in mix of servicing acquisitions made.  As described above, a large portion of the acquisitions in the fair value category during the nine months ended September 30, 2011 were purchased MSR transactions of seasoned loans with credit characteristics at the time of acquisition that were less desirable than those of newly originated conventional conforming loans.  These less robust credit characteristics led to a higher assumption of the cost to service for these loans.  During the same period in 2012, the Company did not

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acquire MSRs that are carried at fair value.  Additions to the MSRs carried at fair value during the nine months ended September 30, 2012 were derived entirely from the sale or securitization of newly originated loans, primarily conventional conforming loans.  This change in composition of the MSRs initially recognized in the two periods caused the weighted average cost to service assumption at time of initial recognition to decline.

Note 25 – Subsequent Events, page F-102

28.                            Please revise to describe how changes to your contracts will impact future financial results and operating metrics.

The Company has revised the Registration Statement in response to this comment.

*                                        *                                        *

Please contact me at (714) 830-0669 or Jeffrey P. Grogin, Chief Administrative and Legal Officer at the Company, at (818) 224-7442 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Timothy R. Rupp
Timothy R. Rupp

cc:                              Jeffrey P. Grogin, PennyMac Financial Services, Inc.

Laura Hodges Taylor, Goodwin Procter LLP

Bradley C. Weber, Goodwin Procter LLP